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                                                                     EXHIBIT 6


                                                                     May 6, 1994

Dear Fellow Stockholder:

     I am pleased to inform you that, on May 1, 1994, Syntex Corporation entered into an Acquisition Agreement and Plan of Merger with Roche Capital Corporation, an indirectly wholly owned subsidiary of Roche Holding Ltd, and Roche (Panama) Corporation, a wholly owned subsidiary of Roche Capital, pursuant to which Roche Capital has commenced a cash tender offer to purchase all of the outstanding shares of Syntex common stock for $24.00 per share. Under the Agreement, the Offer will be followed by a Merger in which any remaining shares of Syntex common stock will be converted into the right to receive, at the election of the holder either (i) $24.00 per share in cash or any higher price per share that may be paid in the Offer, without interest, or (ii) subject to certain restrictions, 0.024 shares of a new series of limited conversion preferred stock of Roche Capital.

     YOUR BOARD OF DIRECTORS, AFTER RECEIVING THE REPORT AND RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS, HAS DETERMINED BY A UNANIMOUS VOTE OF THOSE MEMBERS PRESENT THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS WHO WISH TO RECEIVE CASH TENDER THEIR SHARES OF SYNTEX COMMON STOCK PURSUANT TO THE OFFER. In addition to the benefit of this transaction to our stockholders, we believe that the combination will benefit greatly both companies. The Board of Directors has not, however, made any recommendation with respect to the election to receive shares of the limited conversion preferred stock to be issued in connection with the Merger.

     In arriving at their decisions, a Special Committee of the Board of Directors and the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee retained Goldman, Sachs & Co. to act as financial advisor to the Company. The Special Committee and the Board of Directors considered the opinion of Goldman, Sachs & Co. that the cash consideration to be received by the holders of Syntex common stock in the Offer and the Merger is fair to such holders.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated May 6, 1994, of Roche Capital, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

                                          Sincerely,

                                          Paul E. Freiman
                                          Chairman of the Board and
                                          Chief Executive Officer